SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

GILAT SATELLITE NETWORKS LTD.
(Name of Subject Company (Issuer))

FIMI OPPORTUNITY IV, L.P.
FIMI ISRAEL OPPORTUNITY IV, LIMITED PARTNERSHIP
FIMI OPPORTUNITY V, L.P.
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP
FIMI IV 2007 LTD.
FIMI FIVE 2012 LTD.
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE
(Title of Class of Securities)

M51474118
(CUSIP Number of Class of Securities)

Amiram Boehm
FIMI FIVE 2012 Ltd.
Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Sharon Amir, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel-Aviv 6789717, Israel Telephone: +972-3-623-5000	Andrew D. Thorpe Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105-2669 Telephone: (415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation* $25,573,423	Amount of Filing Fee** $2,972

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 5,166,348 ordinary shares of Gilat Satellite Networks Ltd. at a purchase price of $4.95 cash per share.
**
Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, as updated by Fee Advisory #1 for Fiscal Year 2015, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,972 Form or Registration No.: SC TO-T	Filing Party:
FIMI Opportunity IV, L.P
FIMI Israel Opportunity IV, Limited Partnership
FIMI Opportunity V, L.P
FIMI Israel Opportunity Five, Limited Partnership
FIMI IV 2007 Ltd., FIMI Five 2012 Ltd.
Shira and Ishay Davidi Management Ltd.
Ishay Davidi

	Date Filed:	October 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This  Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by FIMI Opportunity IV, L.P, a limited partnership organized under the laws of the State of Delaware, FIMI Israel Opportunity IV, Limited Partnership, a limited partnership organized under the laws of the State of Israel, FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware, and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel (collectively, the “Bidder” or “FIMI”) and FIMI IV 2007 Ltd., FIMI Five 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Ishay Davidi (together with the Bidder, the “Bidder Group”).  The Schedule TO relates to the offer by the Bidder to purchase 5,166,348 outstanding ordinary shares, nominal (par) value NIS 0.20 per share (the “Shares”), of Gilat Satellite Networks Ltd. (“Gilat”), at $4.95 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 24, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment is being filed to amend and supplement Item 4 as reflected below.  The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of the Schedule TO, except as otherwise set forth below.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to Items 1, 3, 4 through 8 and 11 and Offer to Purchase

The Offer to Purchase and Items 1, 3, 4 through 8 and 11 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.  “Information Concerning the Bidder Group” in Section 9 of the Offer to Purchase is hereby amended and supplemented by inserting the following after the first paragraph:

“The four private equity partnerships in the bidder group are identified on a Form ADV, which has been filed by FIMI IV 2007 Ltd., the managing general partner of FIMI Opportunity IV, L.P. and FIMI Israel Opportunity IV, Limited Partnership.  FIMI IV 2007 Ltd. is an investment advisor and is subject to certain rules and regulations applicable to “exempt reporting advisers” under the Investment Advisors Act of 1940, as amended. Accordingly, certain information regarding FIMI required under such rules and regulations will be made available annually on Form ADV. The most recent Form ADV filed by FIMI IV 2007 Ltd. with the SEC can be retrieved from the Investment Adviser Public Disclosure website of the Securities and Exchange Commission at www.adviserinfo.sec.gov/IAPD/Content/IapdMain/iapd_SiteMap.aspx.

The primary objective of FIMI is to generate capital appreciation and current interest and dividend income by investing in selected Israeli or Israeli-related companies, and engaging in all activities and transactions as the managing general partner may deem reasonably necessary or advisable or incidental in connection therewith.  As a general matter, FIMI typically invests in mature Israeli and Israeli-related companies that have significant revenue, strong management and growth potential in which FIMI and its affiliates can create value.

            FIMI currently holds, and had in the past held, minority shareholder positions in publicly traded companies. For example, one FIMI investment fund holds a 40% minority position in Magal Security Systems Ltd., an Israeli security systems manufacturer traded on the NASDAQ Stock Market, and another FIMI investment fund holds a 24% minority interest in Ormat Industries, Ltd., a company traded on the Tel-Aviv Stock Exchange.  In addition, from September 2012 to February 2013, another FIMI investment fund was an 18% shareholder of Retalix Ltd., a software company traded on the Nasdaq.”

2.  “Sources and Amounts of Funds” in Section 10 of the Offer to Purchase is hereby amended and supplemented by inserting the following after the last paragraph of the section:

“As of December 31, 2013, FIMI had assets under management of approximately $1.307 billion.  Consistent with industry practices, investments held by FIMI are maintained on an investment-by-investment basis. In other words, proceeds from one investment are not (and will not be) applied to, or used to satisfy, the liabilities of a separate, standalone investment held by the same investment fund or any related investment fund. The FIMI Funds have capital commitments of approximately $1.331 billion, and no outstanding obligations arising from the maintenance of a debt facility or any other material liabilities. The amount deposited in escrow with the Israeli Depositary to guarantee the purchase of the maximum number of shares sought in the Offer represents approximately 1.9% of the committed capital of the FIMI Funds.

We do not believe that our financial statements are material to your decision whether to tender Shares and accept the Offer because:

•	the Offer consideration consists solely of cash;

•	the aggregate purchase price is guaranteed by the Israeli Depositary, which, in turn, required us to deposit the entire amount in escrow as security for such guarantee;

•	The Offer is not subject to any financing condition;

•	We have no outstanding obligations arising from the maintenance of a debt facility or other material liabilities;

•	We already hold a 23% equity interest in Gilat;

•	The consummation of the Offer would not result in us obtaining additional seats on Gilat’s board above the current two board seats we hold; and

•	After the consummation of the Offer, we will not own a majority of the outstanding shares of Gilat.”

3.  The second and third paragraphs under “Conditions to the Offer” in Section 11 of the Offer to Purchase are hereby deleted and replaced with the following:

“Any of the foregoing conditions may be asserted by us regardless of the circumstances giving rise to any such conditions, so long as they are not caused exclusively by any action or inaction of any member of the Bidder Group, and, in the case of clause (b) above, subject to applicable law, may be waived by us in whole or in part at any time and from time to time until the Initial Completion Date (as may be extended), in each case, in the exercise of our reasonable judgment. You should be aware that, under Israeli law, we may not waive the conditions set forth in clause (a) and clause (c) above.

        If any of the foregoing conditions occurs, we will promptly terminate the offer or waive such condition. All of the conditions of the offer must be satisfied or waived before the Initial Completion Date. If we proceed with the offer after failing to exercise any of the foregoing rights, this will be deemed a waiver of such rights, and depending on the materiality of the waived right and the number of days remaining in the offer, we may be required to extend the offer and recirculate new disclosure to the tendering shareholders. A public announcement may be made of a material change in, or waiver of, such conditions, and the Initial Offer Period may, in certain circumstances, be extended in connection with any such change or waiver.”

4.  On November 12, 2014, the Israeli Antitrust Authority approved the increase of FIMI's shareholdings in Gilat to more than 25% of Gilat's issued and outstanding share capital.

Amendment to Item 10

Item 10 of the Schedule TO is hereby amended by replacing the text under such Item with the following:

“(a) and (b) Financial and pro forma information with respect to the Bidder has not been included in this Schedule TO because each member of the Bidder Group believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. The members of the Bidder Group believe that the financial condition of the Bidder is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Bidder has sufficient sources of cash, including credit lines, to purchase the Shares and, as described in the Offer to Purchase, (A) the Israeli Depositary has agreed to guarantee the Bidder’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, the Bidder has engaged the Israeli Depositary to act as an escrow agent and has deposited cash into an escrow account in an amount sufficient to pay for the maximum number of Shares that the Bidder is offering to purchase in the Offer, (iv) the Bidder has no outstanding obligations arising from the maintenance of a debt facility or other material liabilities; (v) the Bidder already holds a 23% equity interest in Gilat; and (vi) after the consummation of the Offer, the Bidder will not own a majority of the outstanding shares of Gilat.”

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

FIMI OPPORTUNITY IV, L.P. By: FIMI IV 2007 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY IV, LIMITED PARTNERSHIP By: FIMI IV 2007 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI OPPORTUNITY V, L.P. By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI IV 2007 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI FIVE 2012 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
/s/ Ishay Davidi Ishay Davidi
Dated: November 21, 2014

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated October 24, 2014.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(F)	Notice of Objection.*
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*
(a)(5)(A)	Text of Press Release issued by the Bidder on October 24, 2014.*
(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on October 24, 2014. †*
(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on October 24, 2014. †*
(b)	Not applicable.
(c)	Not applicable.
(d)
Agreement, dated September 17, 2014, by and among (1) FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership, and (2) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd. (incorporated by reference to Exhibit 3 to Amendment No. 10 to Schedule 13D filed on September 18, 2014 by York Capital Management Global Advisors, LLC (File No. 005-49455).*

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

†	English translation from Hebrew.
*	Previously filed.